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(LOGO OF APPLIED MAGNETICS APPEARS HERE)                            NEWS RELEASE
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     FOR IMMEDIATE RELEASE             Contact:     Raymond P. Le Blanc
                                                    Vice President, Secretary
                                                    and General Counsel
                                                    805/683-5353

                         APPLIED MAGNETICS CORPORATION
                         SETTLES CLASS ACTION LAWSUIT

     GOLETA, CALIFORNIA, November 18, 1994 - APPLIED MAGNETICS CORPORATION (APM:NYSE) today announced today that is entered into an agreement to dismiss a 1993 securities class action suit brought against the Company and several present and former officers in U.S. District Court for the Central District of California. Settlement of the suit is subject to the terms of a definitive written agreement which is expected to be submitted to the court for preliminary approval next month. The settlement is ultimately subject to final court approval after notice to the class members of the terms.

     Under the terms of the settlement, the Company will not be required to make any cash payments but will contribute shares of its common stock having an aggregate value of $1,250,000. The stock, along with $2.75 million from the Company's insurance carrier, will be distributed, after court approval, to a class consisting of all persons who purchased the Company's common stock during the period October 22, 1992 through October 1, 1993. The litigation will be dismissed as to the Company and the named officers.

     Raymond P. Le Blanc, Vice President, Secretary and General Counsel stated "The Company considers this litigation as being totally without merit and the settlement does not reflect either a finding or admission of liability on the part of the Company or the


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named officers.  This arrangement was reached in order to avoid protracted and expensive litigation which would consume valuable Company resources that can be more productively used in pursuing other important strategic objectives."

     Applied Magnetics Corporation, headquartered in Goleta, California, is a major independent supplier of magnetic recording heads for disk drive applications for the worldwide data storage segment of the computer industry.




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